SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY 9, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasil Telecom S.A.

1st Quarter 2006 Earnings Release

Gross Revenue (R$ million)

5.4% increase in comparison with 1Q05

Expansion of BrT’s mobile subscriber base

Decrease in comparison with 4Q05 due to:

              - Seasonal factor
              - TU-RL (Local Network Usage Rate) 19% drop
              - Renegotiation of ISPs traffic contracts

Gross Revenue (R$ million)

1Q05 vs 1Q06 Evolution

Fixed Voice

Demand for fixed line is met

Hybrid terminal represents 8.7% of LIS

CAGR - Compounded Annual Growth Rate

Broadband

ADSL revenues account for 40.8% of data revenues

11.4% penetration of LIS

CAGR - Compounded Annual Growth Rate

Mobile Telephony

9.4% of market share and 33.3% of post-paid accesses

Decrease in handsets and accessories sales

ARPU = R$ 26.6 and SAC = R$ 136.6

ARPU – Average Revenue Per User SAC – Subscriber Acquisition Cost CQGR - Compounded Quarterly Growth Rate

Operating costs and expenses (R$ million)

Labor severance costs and expenses

Interconnection cost decrease

Excluding Depreciation and Amortization

EBITDA (R$ million)

Positive impact: BrT mobile performance

Negative impacts: 19% TU-RL decrease, charges from the extension of the concession contracts, seasonal factors

EBITDA: Earnings before interests, taxes, depreciation and amortization

Net Income (R$ million)

Net income of R$ 0.0922/1,000 shares and US$ 0.2121/ADR

Net Debt (R$ million)

Suppliers and JSCP payment

Net Debt / Net Equity = 46.9%

Cost equivalent to 9.3% p.a. in 1Q06

Capex (R$ million)

CAPEX/Gross Revenue = 5.9% in 1Q06

Suppliers contracts under renegotiation proccess

Additional Information

Renegotiation processes brings significant gains and already reduces costs in equipment purchases which amount to R$ 170 million in CAPEX

Expectation of additional benefits in CAPEX and OPEX during 2006, establishing a new level for 2007

Revision of guidance for 2006:

EBITDA Margin: increase from 33% to 34% (trend )

CAPEX: reduction from R$2.3 – 2.5 billion to R$ 2.16 billion (trend )

Mobile telephony: increase in subscriber base from 3.0 million to approximately 3.3 million (a 50% growth in 2006)

This presentation contains forward -looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates“, "believes“, "estimates“, "expects“, "forecasts“, "intends“, "plans“, "predicts“, "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward -looking statements. Forward -looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

Brasil Telecom S.A.

1st Quarter 2006 Earnings Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer